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                               September 22, 2020

       Alexander C. Karp
       Chief Executive Officer
       Palantir Technologies Inc.
       1555 Blake Street
       Suite 250
       Denver, CO 80202

                                                        Re: Palantir
Technologies Inc.
                                                            Amendment 3 to
Registration Statement on Form S-1
                                                            Filed September 14,
2020
                                                            File No. 333-248413

       Dear Mr. Karp:

             On September 16, 2020, we provided oral comments following our review of your
       September 14, 2020 amendment. We are confirming those comments with this letter.

               We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Amendment No. 3 to Registration Statement on Form S-1

       Cover Page

   1.                                                   Please clearly state
that the company   s capital structure involving the Class F shares
                                                        differs from the
typical multi-class capital structure. Elsewhere in the prospectus, provide a discussion of the key
differences between the variable voting stock and a typical multi-
                                                        class structure and the
objectives of using the Class F arrangement. For example, the fact that the Founders can
sell a significant portion of their underlying shares and still maintain their 49.999999% voting
power appears to be a significant difference from a typical multi-
                                                        class structure.
   2. Please revise the sentence on the cover page that states the Founders may, in certain circumstances, have
voting power that, in the aggregate, exceeds 49.999999% to clarify that such circumstances
may occur in the future.
       Prospectus Summary, page 1

   3. Please include an illustrative graph or table with specific scenarios of how control of the
 Alexander C. Karp
Palantir Technologies Inc.
September 22, 2020
Page 2
         company could fluctuate and under what circumstances the Founders may increase their voting power above 49.999999%. Your disclosure should depict scenarios involving the operation of the Founder Voting Agreement and the Designated Founders Excluded
         Shares. Include disclosure about what happens when it disappears and the voting agreement dissolves. Provide examples.
4. With respect to the Corporate Equity Securities and the minimum threshold please provide an example of what happens if someone leaves based upon current numbers as the disclosure about ratable does not fully illustrate the impact if someone like Thiel leaves.
5. Please disclose that you are employing a novel capital structure with three classes of common stock.
Risk Factors, page 16

6. Please add a separate section on risks of the Class F shares and your multi-class structure.
         Please revise the risk factors that address multiple risks to describe those risks in separate risk factors.
7. Provide a risk factor that thoroughly addresses the potential risks and conflicts of interest presented by the ability of the Founders to retain 49.9% of the voting power while reducing, potentially significantly, their economic interest in the
company   s shares.
8. Provide a risk factor that thoroughly addresses the potential risks and conflicts of interest presented by the ability of the Founders to retain 49.9% of the voting power while reducing, potentially significantly, their economic interest in the
company   s shares.
9.       Please add a statement that the issuance of additional shares will
cause the Founder   s
         voting interest to increase and further dilute the voting interest of other shares and provide an example. Also, disclose that issuing new shares dilutes existing holders more than in a typical dual class structure.
Risks Related to Ownership of Our Class A Common Stock
As a result of future issuances of our common stock..., page 77

10. Please revise the disclosure in this risk factor to clearly identify the number of shares by your Founders and their affiliates that will be available for resale on the first day of trading.
Principal and Registered Stockholders, page 205
FirstName LastNameAlexander C. Karp
11.    Please revise the beneficial ownership table to show the total voting power of
Comapany    NamePalantir
       all executive       Technologies
                     officers            Inc.
                              and directors as a group at 50.8%, Founders at
49.9% including the
       Class22,
September     F 2020
                and 37.9%
                     Page 2without the Class F and Mr. Thiel at 13.4%. FirstName LastName
 Alexander C. Karp
FirstName  LastNameAlexander  C. Karp
Palantir Technologies Inc.
Comapany 22,
September  NamePalantir
               2020      Technologies Inc.
September
Page 3     22, 2020 Page 3
FirstName LastName
Description of Capital Stock, page 211

12. Clarify the following aspects of the Class F shares and voting arrangements, providing quantitative examples where possible.
             Clarify how a Founder   s additional acquisitions of securities
will impact its total
             voting power. For instance, may a Founder vote any newly acquired shares such that
             the Founders    total voting power will exceed 49.9%?
             Disclose the number of shares that the Founders and Approved Affiliates hold in relation to the minimum ownership threshold of 100 million Corporation Equity
             Securities, or explain how many shares the Founders and Approved Affiliates would need to divest to convert the Class F shares into only having 10 votes per share.
             Also, clearly describe the formula for determining the number of Corporation Equity
             Securities and the Ownership Threshold under the various scenarios listed on page
             212.
             Clearly state that the 14% of voting power represented by Mr.
Thiel   s Excluded
             Shares effectively operates as a partial veto on the votes cast by the other two
             Founders. Explain that in the event Mr. Thiel provides voting instructions that are contrary to those provided by the other Founders, 14% of the voting power will be
             cast in accordance with Mr. Thiel   s instructions and the
remaining 35.9% will be
             voted in accordance with the other Founders    voting
instructions. Also make clear, if
             true, that any Excluded Shares will not result in the Founders having voting power that exceeds 49.9%.
             Quantify how the economic ownership of the Founders and their affiliates differs from their voting power.
Anti-Takover Provisions, page 218

13. Disclose the potential anti-takeover effect of the provision in the Founder
         Voting Agreement that allows for any founder to withdraw from the agreement unilaterally and at any time. For example, disclose that the founders may elect to accumulate additional control of the company by having one or two founders withdraw from the Founder Voting Agreement and then aggregating those founders shares with the remaining 49.999999% voting power derived from the Class F shares. Please also supplement your risk factor discussion with this disclosure.
Plan of Distribution, page 234

14. Please revise to disclose that the Company and the financial advisors will conduct activities consistent with the requirements of Regulation M.
Exhibits

15. Please file the voting trust agreement as an exhibit to your registration statement.
 Alexander C. Karp
FirstName  LastNameAlexander  C. Karp
Palantir Technologies Inc.
Comapany 22,
September  NamePalantir
               2020      Technologies Inc.
September
Page 4     22, 2020 Page 4
FirstName LastName
        You may contact Lisa Etheredge, Staff Accountant, at 202-551-3424 or Robert
Littlepage, Accounting Branch Chief, at 202-551-3361 if you have any questions on the financial statements or related matters. Please contact Jeff Kauten, Staff Attorney, at 202-551- 3774 or
Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Allison B. Spinner